BP 4/16

[redacted]

SECUR 09040644 SION

SEC Mail Processing Section

APR - 6 2009

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Castle Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Broadhollow Road
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tina Newman 631-470-4620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Lodati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Castle Financial Services, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRETT D. ZINNER
Notary Public, State Of New York
No. 02Z16058477
Qualified In New York County
Commission Expires May 14, 2008 11

Signature

PRESIDENT
Title

4/3/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW CASTLE FINANCIAL SERVICES LLC

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
New Castle Financial Services LLC

We have audited the accompanying statement of financial condition of New Castle Financial Services LLC as of December 31, 2008, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Castle Financial Services LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Securities and Exchange Commission issued a Wells letter notifying the Company that the SEC is considering bringing a civil injunctive action alleging that it violated Section 17(a) of the Securities Act of 1933, Sections 10(b) and 15(c) of the Securities Exchange Act of 1934 and Exchange Act Rules 10b-3 and 10b-5. The SEC is also considering authorizing but delaying the institution of public administrative proceedings pursuant to Section 15(b)(4) of the Securities Exchange Act of 1934. In addition, the Company has a capital deficiency as discussed in Note 5. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP
Certified Public Accountants

February 26, 2009
New York, New York

NEW CASTLE FINANCIAL SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

ASSETS

Cash in bank and on hand	$ 709
Due from broker	419,668
Deposit with clearing organization	72,287
Fixed assets, at cost less accumulated depreciation of $83,969	160,035
Miscellaneous receivables	111,362
Other assets	39,031
	$803,092

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$326,879
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	476,213
	$803,092

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

INCOME		
Commission income		$5,074,102
Miscellaneous income		920,653
Interest income		1,221
Total Income		5,995,976
EXPENSES		
Employee compensation and benefits	$4,483,964	
Registration and clearance fees	378,012	
Communications and data processing	81,303	
Occupancy	348,456	
Interest expense	715	
Other expenses	1,341,439	
		6,633,889
NET LOSS		($ 637,913)

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE - JANUARY 1, 2008	$673,166
Net loss	(637,913)
Capital contribution	440,960
BALANCE - DECEMBER 31, 2008	$476,213

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE - JANUARY 1, 2008	$ -0-
BALANCE - DECEMBER 31, 2008	$ -0-

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($637,913)
Depreciation and amortization	39,973
Net change in operating assets and liabilities, detailed below	
(Increase) decrease - receivable from brokers and dealers	202,388
(Increase) decrease - deposit with clearing organization	(10,500)
(Increase) decrease - miscellaneous receivables	18,637
(Increase) decrease - other assets	25,285
Increase (decrease) - accounts payable, accrued expenses and taxes	(54,304)
Net Cash Used in Operating Activities	(416,434)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(54,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	440,960
NET DECREASE IN CASH	(29,474)
CASH - JANUARY 1, 2008	30,183
CASH - DECEMBER 31, 2008	$ 709
SUPPLENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 715
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

New Castle Financial Group Inc., formerly known as Trade Wall Street, Inc., had a change in ownership during fiscal year 2004. It was incorporated in the state of Delaware in October 1999 to engage in business of performing security transactions for investors and businesses (clients) as a securities broker. As of January 1, 2008, New Castle Financial Group Inc. merged with New Castle Financial Services LLC to become New Castle Services LLC (the Company).

The Company also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. New Castle Financial Services LLC operates brokerage services through two clearing organizations: Ridge Clearing and Outsourcing Solutions, Inc. and North American Clearing, Inc. Clients send money directly to the clearing organizations for deposit into the Company accounts. The Company collects commission fees for its services to its clients and is currently registered to do business in all 50 states.

NOTE 2 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORY VALUATION

Securities are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

NOTE 2 - ACCOUNTING POLICIES - continued

FIXED ASSETS - continued

Maintenance and repair costs are changed to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State recognizes the federal entity classification of a single member L.L.C. as a disregarded entity and generally follows its resulting tax consequences. As such, no provision for federal or state income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

OCCUPANCY

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31,	
2009	$198,965
2010	214,672
	$413,637

Total rent expense for 2008 was $348,456 including operating expenses.

REGULATORY AND LEGAL MATTERS

Legal counsel has advised us that the Securities and Exchange Commission issued a "Wells letter" on November 10, 2008 notifying the Company that the SEC is considering bringing a civil injunctive action alleging that the Company violated Section 17(a) of the Securities Act of 1933, Sections 10(b) and 15(c) of the Securities Exchange Act of 1934, and Exchange Act Rules 10b-3 and 10b-5. The SEC's also considering authorizing but delaying the institution of public administrative proceedings pursuant to Section 15(b)(4) of the Securities Exchange Act of 1934.

NEW CASTLE FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

REGULATORY AND LEGAL MATTERS - continued

Essentially the threatened action concerns the alleged excessive trading activity and commissions in 17 customer accounts. The SEC is seeking disgorgement of all ill-gotten gains plus prejudgment interest on those gains, and civil penalties pursuant to Section 20(d) of the Securities Act and Section 21(d) of the Exchange Act up to $2,100,000.

The Company communicated an offer of a substantially lesser amount, premised upon a financial inability to pay. The SEC is in the process of reviewing the Company's financial disclosure submission in order to evaluate the offer. These factors raise substantial doubt about the Company's ability to continue as a going concern is dependent on the acceptance of the offer by the SEC. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Legal counsel has advised us that FINRA conducted audit examinations in 2007 and 2008 which remain open. FINRA issued reports on the examinations dated May 14, 2007 and November 13, 2008 both citing numerous findings. FINRA has verbally indicated that they intend to bring disciplinary action in the event an amicable resolution cannot be reached.

Legal counsel has advised us that a claimant filed a Statement of Claim dated September 4, 2008 seeking compensatory damages of approximately $1,500,000 plus punitive damages, interest and attorney's fees, for breach of fiduciary duty, fraud, negligence, breach of contract and unsuitability. The Company filed a motion to dismiss based upon the fact that the claimant signed a General Release on February 20, 2008. Counsel has advised that he believes the grounds upon which claimant seeks to avoid the General Release are baseless in law. New Castle's motion has yet to be ruled on.

On Janaury 29, 2009, the Company reached a settlement agreement on another matter. New Castle acknowledged that it is unconditionally liable to a claimant for the $115,000, however the claimant agreed to accept the sum of $60,000 in full settlement of the debt, subject to the $60,000 being paid on the timeline agreed to by both parties. If the Company should default in making payment of the settlement amount, then New Castle will be liable for the full $115,000 less any payments already made. The financial statements reflect the liability of $60,000. There is also a contingent liability of $55,000.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables and securities approximated their respective fair values.

NEW CASTLE FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority Inc. (FINRA) the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined of 6 2/3% of aggregate indebtedness, or $100,000, whichever is greater. At December 31, 2008 the Company had a net capital of $89,651 which did not meet the requirements by $10,349

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SCHEDULE I

NEW CASTLE FINANCIAL SERVICES LLC

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2008

TOTAL MEMBER'S EQUITY		$476,213
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 160,035	
Other assets	150,393	
Total Non-Allowable Assets		310,428
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		165,785
HAIRCUTS		
Securities	40,541	
Undue concentration	26,773	
Unsecured debits	8,820	
Total Haircuts		76,134
NET CAPITAL		$ 89,651

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2008

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 21,803
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$100,000
NET CAPITAL REQUIREMENT	$100,000
EXCESS NET CAPITAL (Net capital less net capital requirement)	($ 10,349)
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$ 56,963

NEW CASTLE FINANCIAL SERVICES LLC

RECONCILIATION OF AUDITED NET CAPITAL WITH UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2008

NET CAPITAL PER UNAUDITED FORM X-17A-5	$246,031
Additional accruals	(150,000)
Other adjustments	(6,380)
NET CAPITAL PER AUDITED FORM X-17A-5	$ 89,651

The accompanying notes are an integral part of these financial statements

NEW CASTLE FINANCIAL SERVICES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2008

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable and accrued expenses	$326,879
TOTAL AGGREGATE INDEBTEDNESS	$326,879
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	364.61%

NEW CASTLE FINANCIAL SERVICES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Member of
New Castle Financial Services LLC

In planning and performing our audit of the financial statements and supplemental schedules of New Castle Financial Services LLC (the Company), for the year ended December 31, 2008, (on which we issued our report thereon dated February 26, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, except for the capital deficiency we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures except for its capital deficiency were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 26, 2009
New York, New York

NEW CASTLE FINANCIAL SERVICES LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008